Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report (i) dated March 22, 2022, with respect to the balance sheets of Groundfloor Yield, LLC as of December 31, 2021 and 2020 and the related statements of operations, changes in member’s (deficit) equity, and cash flows for the year ended December 31, 2021 and the period of April 10, 2020 (date of inception) through December 31, 2020, and (ii) dated March 11, 2022 with respect to the consolidated balance sheets of Groundfloor Finance Inc. and its subsidiaries as of December 31, 2021 and 2020 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, each of which appears in the accompanying Form 1-K of Groundfloor Yield, LLC.

Atlanta, Georgia March 25, 2022